Exhibit 10.2

VALUATION OF THE RED ARROW MINE
By Richard Eaman
January 26, 2011

To Whom it May Concern:

I have been involved in mineral project development on five continents for forty-two years. I believe the mineral deposit owned by Red Arrow Gold Corporation has one of the best opportunities I have seen in my career to develop into a world class precious metal deposit. My conclusions are based on the following:
•	Review of published historical records of the Red Arrow Mine and other mines in close proximity including geological reports of the overall mineral trend in the area.

•	Numerous inspections of the mineral property infrastructure including equipment, permits and bonding in place for full scale Mine development and production.

•	Location of the Mine is isolated from the general public and nearby community but enjoys easy access to a maintained public road system.

•
The Red Arrow Dome, a major geological structure in the area, has the potential to be developed into a significant Gold, Silver, Copper, and PGM resource in addition to production of ore from the Red Arrow Vein. The Red Arrow Mine workings provide direct access to this adjacent mineral resource which may have been the primary source of mineralization in the Red Arrow Vein. Early geological investigations accompanied by shallow core drilling of the Red Arrow Dome are very compelling and warrant continued exploration of additional mineral resources on the property.

•
The exposed "first out" ore from the Red Arrow Vein in the Gold Run Level of the Red Arrow Mine will be extracted by a non-chemical series of gravity concentration unit operations which will have a very small foot print and will be consistent with the green industry concept of future development.

The value of potential reserves at the Red Arrow Mine and related assets is thoroughly described in the three pages that follow. The potential reserves have been calculated by deducting all costs of production, then discounting the potential value by fifty percent; the in-ground asset value.

It should also be noted that along with the property's mineral potential, the value of real estate for development as an end use of the real property is significant. The heavily timbered land is surrounded on three sides by extremely scenic National Forest land and has spectacular views in all directions.

Sincerely,
Richard Eaman
Richard Eaman
Professional Extractive Metallurgist

RED ARROW MINE RESERVE POTENTIAL

Historical Background

The Red Arrow Mine has historically produced commercial grade gold and silver ore. According to "Geological Survey Professional Paper No. 219" (1949), Page 161, entitled, "Production of Red Arrow Mine", a total of 621 tons were produced from 1933-1937, which yielded 4,114.5 oz. Au (gold) and 6,928 oz. Ag (silver). The average grade of ore based on these figures yielded 6.62 oz. gold per ton and 11.15 oz. silver per ton. Limited production continued after the reporting period to 1942, with an overall average ore grade from 10,146 tons reported as 1.09 oz. gold per ton and 1.6 oz. silver per ton. (US Geological "Professional Paper 219" provides more detailed information).

Current Geological and Assay Data

After purchase of the Red Arrow and Outwest properties in 1988, historical maps and assay data completed by former owners was evaluated and cross checked by sampling. Extensive sampling of the Gold Run and Old Mill Levels has given direction for primary ore production. In the current area of ore production, approximately 200 ft. in length along the strike of the vein, the ore has averaged over 1 oz. gold per ton. In the last area of production, a raise from the Gold Run Level to the Old Mill Level ranged from 6 inches to 5 ft. in width (30 inch width average).

Favorable results have also been obtained in the footwall and hanging wall of the vein structure. Assays have ranged from less than ¼ oz. to 16 oz. gold per ton. The values in these structures increase with the presence of silicified and brecciated sandstone. As was proven in the past, it is anticipated along with continued development, high grade pockets of ore will be encountered substantially increasing overall values.

PROBABLE RESERVES ABOVE GOLD RUN LEVEL

The Gold Run Level is located in a very favorable formation known as Junction Creek Sandstone. Approximately 700 ft. of drift will be driven to bring this level even with the drifts on the two levels above. Presence of vertical ore shoots in this proposed drift is evidenced by sampling and visual inspection of the levels above. Assuming a 30 inch mining width and average ore grade of 1 oz. Au per ton, this area alone could produce up to 14,500 ounces of gold. This estimate should be considered as a middle case scenario and is highly feasible.
Red Arrow's patented claim property line extends 1,700 ft. beyond the first section of proposed development. The Company owns eight additional unpatented claims at both ends of the strike of the vein. It is highly possible the vein extends beyond patented property boundaries and could yield an additional 66,500 tons of ore from this area.

POSSIBLE RESERVES ABOVE RIVER LEVEL

The River Level, located in the Wanakah Formation, is relatively unexplored and requires further development. Although some portions of the Wanakah Formation have been less favorable for ore deposits, it is probable that commercial grade ore exists on this level extending westward into the Junction Creek Sandstone. This favorable area could be 3,500 feet in length, contained within Company property. Discounting any favorable ore in the Wanakah Formation, (which has not been determined), an additional 72,500 tons of commercial grade ore could be realized.3

POSSIBLE RESERVES BELOW RIVER LEVEL

The two favorable formations located in close proximity of the River Level are the Pony Express Limestone member of the Wanakah Formation and the Entrada Sandstone. The Pony Express is a horizontal bed that averages 3 ft. in thickness throughout the region. A 1988 core drilling program completed by BP Minerals adjacent to our property logs this formation as 3 ft. thick. It is common in the area where the vein and this formation meet, that ore replacement takes place into the limestone formation. Exact estimates of ore grades or tonnage have not been identified; however other local mines have realized great profits in this contact area. Assuming 3 ft. in thickness by only 30 ft. in width and 9,000 ft. in length, this area could yield over 67,500 tons of high grade ore.

The Entrada Sandstone, located directly below the Pony Express, should be at least 100 ft. thick as it has also been cored by BP Minerals. The average thickness of this formation in the region is over 150 ft. Assuming 100 ft. in height by 30 inches in width and 9,000 ft. in length, this area could yield 187,500 tons of potentially high grade ore.

POSSIBLE OVERALL RESERVES

Assuming an overall average ore grade of $1,200 per ton, the Red Arrow vein portion of the property could yield over 408,500 tons of ore yielding gross revenues of $490,200,000.00. The Company expects, at a minimum, to achieve a production cost per ton of $400.00. Total production costs would be $163,400,000.00. The overall pre-tax net operating income would be $326,800,000.00.

OTHER POTENTIAL

Permits and bonding are in place for a core drilling program. 1,200 lineal ft. of drilling conducted in the fall of 2010 indicates significant zones of heavy metallic mineralization. The first deep hole planned is a 45 degree down dipping, 3,500 ft. deep prospect hole into the center of the Red Arrow Dome. At holes end, structural data will be provided to a depth of 3,200 ft. below the surface and approximately 2,000 ft. beyond the last workings on the Red Arrow vein. The primary target is not the Red Arrow Vein, but an intrusive sulphide deposit that may have depth potential of over 5,000 ft. below the surface according to the late PhD Geologist John Awald. In addition to his research at the Red Arrow Mine, he conducted an intense investigation of the La Plata Mining District which led to his purchase of a major mining property in close proximity. Core drilling of that property was very positive. Newly discovered surface outcrops and recently drilled core containing gold, silver, copper and platinum group metals (PGMs) on the Red Arrow Dome support the need for continued drilling. This intrusive sulphide deposit could have potential of over 1,000,000 tons of high grade ore including high concentrations of PGMs.

In addition to lode (underground) potential, the Company owns approximately two miles of placer mining rights in the East Mancos drainage. According to a 2007 GIS Report, the East Mancos River contained the highest gold and arsenic concentrations from 41 stream sediment samples taken in the La Plata Mining District. The East Mancos River is on Colorado's endangered river list due to high concentrations of copper. Copper, gold, silver and arsenic are closely associated in the District. Further testing and development of other areas at the Red Arrow Mine are anticipated and may add substantially to the Company's reserves. Significant concentrations of platinum group metals (PGMs) in the Red Arrow Vein, recent core samples, and from surface samples on the Dome could also add significant value. Existence of other veins on Red Arrow property has been revealed. The Company has not gathered sufficient data to form an opinion although assaying of samples has commenced and further testing is warranted.

RED ARROW MINE COMPILATION OF VALUE 4 January 26, 2011
(Unaudited)

ASSETS:

Ore and Concentrate Inventory	$235,056
370 Acre Red Arrow Land (MAI Certified Appraisal, 2/8/2008)	2,900,000
Red Arrow Vein - Potential Mineral Reserves - Discounted 50%	163,400,000
Intrusive Sulphide - Potential Dome Reserves - Discounted 50%	400,000,000
Red Arrow Development (Underground, Roads & Structures)	2,500,000
Timber (Discounted Appraisal on 370 acre Red Arrow Property)	1,000,000
Permits and Permit Amendments	136,550
Equipment	714,944

Total Assets	$570,886,550
LIABILITIES:

Note Payable - Mancos Valley Bank	1,046,700
Notes to Investors and Shareholders	485,000

Total Current Liabilities	$1,531,700
Equipment Loans	370,328
Loan From Officer - Ed Liukko	206,831
Loan From Officer - Craig Liukko	709,924
Notes to Shareholders	574,668

Total Long Term Liabilities	$1,861,751

Total Liabilities	$3,393,451

Total Stockholder Equity	$567,493,099

Total Liabilities and Stockholder Equity	$570,886,550